ASML Updates Business Outlook for Second Half 2004

VELDHOVEN, the Netherlands, September 29, 2004 – ASML Holding NV (ASML) today announced that the company has seen its order backlog for lithography systems increase during Q3 2004 in units and value, and the company stated that Q3 2004 will result in a higher mix of 200 mm systems than anticipated, while new unit shipments and revenues for Q3 2004 will remain at similar levels to those of Q2 2004. ASML also indicated that customers have rescheduled shipments of a small number of new units from Q3 2004, and it has experienced minor production delays on some leading edge 300 mm systems now due to ship to customers in early Q4 2004.

“We continue to expect improvement of gross margin by two percentage points in Q3 2004 and reach 40 percent by Q4 2004. Moreover, ASML’s order backlog has grown in Q3 2004,” said Doug Dunn, president and CEO, ASML. “We expect new unit sales in Q4 2004 to clearly favor 300 mm systems causing our average selling price to rise sharply compared with Q3 2004. However, customers are showing signs of uncertainty by pushing out a handful of delivery dates of 200 mm systems.”

“Based on recent commentary by customers about their own business outlook, including inventory buildup, ASML takes a more prudent position for Q4 2004,” Dunn said. “If this becomes a pattern, we do not exclude possible push-outs of five to ten lithography systems from Q4 into 2005, possibly reducing our gross margin by around one percentage point. We remain positive that ASML will deliver another two solid financial quarters to complete 2004.”

In a conference with investors and analysts on September 30, 2004 at its headquarters, ASML will highlight customer support programs, customer applications progress, and continued improvements in the company’s operational flexibility. ASML will update its technology roadmap for its immersion product introduction.

All presentations from ASML Analyst Day 2004 will be available on ASML.com on September 30, 2004.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Forward Looking Statements

This document includes forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the US Securities and Exchange Commission.

ASML Tom McGuire Vice President Communications corpcom@asml.com tel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D'Hoore Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655